From: Pitts, Patrice
Sent: Wednesday, September 14, 2011 9:01 PM
To: 'Oh, Min S.'
Subject: MetLife Courtesy Copy

Sonny:

I have attached for your convenience, a courtesy copy of the letter with responses to SEC staff comments on the initial registration statements filed on Form N-4 for Series VA-4 (333-176676), Series L-4 Year (333-176666), and Series C (333-176668), along with relevant marked pages from the revised prospectus and statement of additional information for Series C. This letter and marked pages will be filed as EDGAR Correspondence.

Do not hesitate to contact me if you have difficulty accessing the attached documents.

Patrice M. Pitts | Counsel

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

This e-mail message is intended only for the personal use of the recipient(s) named above. This message may be an attorney-client communication and as such privileged and confidential. If you are not an intended recipient, you may not review, copy, or distribute this message. If you have received this communication in error, please notify us immediately by e-mail and delete the original message.
The information contained in this message may be CONFIDENTIAL and is for the intended addressee only. Any unauthorized use, dissemination of the information, or copying of this message is prohibited. If you are not the intended addressee, please notify the sender immediately and delete this message.

14427212_3.pdf

Comment 4 MLI USA Series C 09.14.11.pdf

Comments 6 and 7 MLI USA Series C 09.14.11.pdf

Comments 9b and 10 MLI USA Series C 09.14.11.pdf

MLI USA Series C SAI 09.14.11.pdf